SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Acquisition of Shares of Woori Financial F&I Inc.

On May 21, 2024, the Board of Directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution to approve the acquisition of common shares of Woori Financial F&I Inc. (“Woori Financial F&I”), a subsidiary of Woori Financial Group that specializes in investing in non-performing loans and companies undergoing restructuring. The key details of the acquisition are as follows:

•	Number of shares to be acquired : 2,298,895

•	Scheduled acquisition date : May 27, 2024 (subject to change)

•	Purchase price (KRW) : 120,000,020,105 (subject to change)

•	Ratio of purchase price to total equity of Woori Financial Group: 0.36%, based on Woori Financial Group’s total consolidated equity of KRW 33,397,489,875,071 as of December 31, 2023.

•	Method of the acquisition: Cash payment (participation in rights offering)

•

Purpose of share acquisition : To secure operational competitiveness and establish a foundation for mid- to long-term sustainable growth by strengthening the non-banking businesses of Woori Financial Group

•	Total number of shares to be owned by Woori Financial Group following the acquisition: 6,298,895 (representing 100% of Woori Financial F&I’s total issued shares)

•	Total number of shares of Woori Financial F&I before the rights offering : 4,000,000

•	Other material information:

•	The type of shares Woori Financial Group is planning to acquire are registered common shares.

•	The details of this rights offering are subject to change based on future schedules.

•	Key financial data of Woori Financial F&I (based on the consolidated financial statements of Woori Financial F&I)

	(in millions of Won)
	Total Assets	Total Liabilities	Total Equity	Capital	Operating Revenue*	Net Income
FY2023	877,702	673,265	204,437	20,000	3,851	3,866
FY2022	336,141	135,562	200,579	20,000	1,077	867

*	Operating revenue includes interest income, net gain on financial instruments measured at fair value through profit or loss, fee income, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 22, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President